April 21, 2006


U.S. Securities and Exchange Commission
BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC  20549
Attention: Mr. Steven Jacobs
           Accounting Branch Chief

Re:  Oakridge Holdings, Inc.
     Form 10-KSB for the Fiscal Year Ended June 30, 2005
     File No. 0-01937


Ladies and Gentlemen:

     On behalf of Oakridge Holdings, Inc. ("Oakridge"), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K, as set forth in Mr. Jacob's letter to me dated April 10, 2006. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

     Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing,
(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     To assist the staff in reviewing this letter, we will separately deliver to Mr. Jacobs and Mr. Maulbeck, by overnight mail, a copy of this letter.


          FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2005

     Report of Independent Registered Public Accounting Firm

1. Comment: We note your response to comment 1. Please file an amended Form 10-KSB to revise the report in the 6/30/2005 filing to refer to the standards of the Public Company
     Accounting Oversight Board.

     Response: Oakridge has filed an amended Form 10-KSB containing a revised report with the appropriate language referenced in the Staff's comment.


                   Consolidated Balance Sheets

2. Comment: We note your response to comment 2. Please tell us what consideration you gave to performing an impairment analysis on the Apple Valley land in accordance with the guidance of paragraph 8f of SFAS 144.

    Response: Oakridge evaluated whether to perform an impairment analysis on the land under SFAS 144. However, for the reasons discussed in my letter to the Staff dated February 22, 2006 (the "February Letter"), Oakridge believed that the fair market value of the land exceeded $50,000 even though it did not expect to sell the land in the short term. Furthermore, in accordance with the guidance of paragraph 8f of SFAS 144, Oakridge did not believe it was more likely than not the land would be sold in the short term at the time the Form 10-KSB for the year ended June 30, 2005 was filed with the Commission. Recent events have confirmed that the land was not an impaired asset. On April 20, 2006, Oakridge sold the land for a price of $315,000. The fact that this sale occurred does not affect Oakridge's responses in the February Letter or in this letter. The sale occurred in an unexpectedly short timeframe as the result of a strong real estate market in Apple Valley, California and a preemptive offer being made by the buyer.

     If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 454-5112. My fax number is (651) 454-5143.

                                Sincerely,

                                /s/ Robert C Harvey

                                Robert C. Harvey
                                President and Chief Executive
                                   Officer

     cc:  Matthew Maulbeck